Exhibit 99.6

LAKE SHORE GOLD CORP.
as Borrower

and

SPROTT RESOURCE LENDING PARTNERSHIP
as Agent

and

THE SEVERAL LENDERS
FROM TIME TO TIME PARTIES HERETO

SECOND CREDIT AGREEMENT MODIFICATION AGREEMENT

Dated as of August 20, 2012

Second Credit Agreement Modification Agreement

SECOND CREDIT AGREEMENT MODIFICATION AGREEMENT dated as of August 20, 2012 between Lake Shore Gold Corp., a corporation incorporated under the laws of Canada (the “Borrower”), the several lenders from time to time parties hereto as Lenders (each a “Lender” and, collectively, the “Lenders”) and Sprott Resource Lending Partnership, as administrative agent (the “Agent”).

WHEREAS the Borrower, the Lenders and the Agent entered into a credit agreement dated as of June 13, 2012 (the “Credit Agreement”);

WHEREAS the Borrower, the Lenders and the Agent entered into a credit agreement modification agreement dated as of June 29, 2012 (the “Credit Agreement Modification Agreement”, and together with the Credit Agreement, the “Facility Agreements”);

AND WHEREAS pursuant to a news release issued by the Borrower on August 17, 2012, the Borrower has publicly announced its intention to proceed with the issue of Subordinated Debentures (as defined below);

AND WHEREAS the proceeds of the offering of Subordinated Debentures are to be used in part to pay out and discharge in full all indebtedness and obligations due or coming due to UniCredit Bank AG pursuant to the Senior Credit Facilities;

AND WHEREAS pursuant to Section 8.2(f) of the Credit Agreement, the Borrower is prohibited from creating, incurring, assuming or suffering to exist any Indebtedness other than Permitted Indebtedness;

AND WHEREAS pursuant to Section 8.2(e) of the Credit Agreement, the Borrower is prohibited from making any Distributions without the prior written approval of the Agent, with the consent of the Majority Lenders;

AND WHEREAS the Indebtedness to be created pursuant to the Subordinated Debentures does not constitute Permitted Indebtedness and, accordingly, the Borrower has requested that the Agent and the Lenders agree to amend the Facility Agreements to permit the Borrower to incur the Indebtedness to be created pursuant to the Subordinated Debentures;

AND WHEREAS regularly scheduled payments of interest to be made by the Borrower in accordance with the terms of the Subordinated Debentures constitute Distributions and, accordingly, the Borrower has requested that the Agent and the Lenders agree to amend the Facility Agreements to permit the Borrower to make regularly scheduled payments of interest in respect of the Subordinated Debentures;

AND WHEREAS the Agent and the Lenders have agreed to amend the Facility Agreements to (a) permit the Borrower to incur the Indebtedness to be created pursuant to the Subordinated Debentures and (b) permit the Borrower to make regularly scheduled payments of interest in accordance with the terms of the Subordinated Debentures on and subject to the terms of this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                                                                               Defined Terms

Unless otherwise defined herein, all defined terms shall for all purposes of this Agreement, or any amendment, substitution, supplement, replacement, restatement or addition hereto, have the meanings given in the Facility Agreements.

1.2                                                                               Other Usages

References to “this Agreement”, “the Agreement”, “hereof”, “herein”, “hereto” and like references refer to this Agreement and not to any particular Article, Section or other subdivision of this Agreement.  Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof and thereof.

1.3                                                                               Headings

The division of this Agreement into Articles and Sections and the insertion of headings in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4                                                                               Applicable Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.  Any legal action or proceeding with respect to this Agreement may be brought in the courts of the Province of Ontario and, by execution and delivery of this Agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts.  Each party irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party to the address prescribed by Section 12.1 of the Credit Agreement, such service to become effective five Banking Days after such mailing.  Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

1.5                                                                               Time of the Essence

Time shall in all respects be of the essence of this Agreement.

ARTICLE 2
CONDITIONS PRECEDENT

2.1                                                                               Conditions Precedent

Notwithstanding any other term of this Agreement, this Agreement is subject to and shall only become effective upon the satisfaction or waiver in writing by the Agent of the following conditions precedent:

(a)                                 the payout and discharge of all liabilities and obligations under the Senior Credit Facilities;

(b)                                 the release and discharge of all security granted in respect of the Senior Credit Facilities;

(c)                                  the consent of UniCredit Bank AG to the terms of this Agreement; and

(d)                                 the termination of the intercreditor agreement dated as of June 13, 2012 among the Borrower, Unicredit Bank AG and the Lender.

2.2                                                                               Evidence of Satisfaction of Conditions Precedent

The Borrower shall provide the Agent with evidence satisfactory to the Lender of the satisfaction of the conditions precedent set forth in Section 2.1 above, including all acknowledgements, consents, releases and discharges of UniCredit Bank AG as the Agent may require, in form and on terms acceptable to the Agent, on or before September 7, 2012 or such later date as the Agent may agree to in writing, failing which, this Agreement shall terminate and be of no force and effect.

ARTICLE 3
AMENDMENTS TO DEFINITIONS

3.1                                                                               Definitions

(a)                                 Section (c) of the definition of “Distribution” contained in Section 1.1 of the Credit Agreement is hereby amended by deleting that Section (c) and replacing it with the following:

“(c)                            the payment or prepayment or interest or the repayment or prepayment of principal with respect to (i) the Subordinated Debentures, or (ii) any Indebtedness of the Borrower which is subordinated to the Secured Obligations.”

(b)                                 The definition of “Permitted Indebtedness” contained in Section 1.1 of the Credit Agreement is hereby amended by adding a new Subsection (j) to read as follows:

““Indebtedness in respect of the Subordinated Debentures incurred in connection with the closing of the Subordinated Debenture Offering, including the exercise of the over-allotment option, up to a maximum principal amount of CAD$103,500,000, together with interest accruing thereon at the rate of 6.25% per annum.”

(c)                                  Section 1.1 of the Credit Agreement is hereby amended by deleting the definition of “Senior Credit Facilities” and replacing it with the following:

““Senior Credit Facilities” means credit facilities made available to the Borrower pursuant to a credit agreement (the “Senior Credit Agreement”) dated as of February 24, 2011 between the Borrower, the lending institutions from time to time parties thereto as lenders, and UniCredit Bank AG, as administrative agent, and any replacement thereof approved in writing by the Majority Lenders where any such replacement facility is on substantially similar terms, in either case, therein providing for a revolving term credit facility in a maximum principal amount of up to USD50,000,000.”

(d)                                 Section 1.1 of the Credit Agreement is hereby amended by adding the following definitions:

““Subordinated Debenture Offering” means the offering of the Subordinated Debentures substantially in accordance with the terms set forth in the Borrower’s news release dated August 17, 2012.”

““Subordinated Debentures” means the CAD$90,000,000 principal amount convertible senior unsecured debentures to be issued by the Borrower at a price of $1,000 per debenture, with an interest rate of 6.25% per annum, payable semi-annually on the last day of March and September commencing on March 31, 2013, maturing on September 30, 2017, as publicly announced by the Borrower pursuant to a news release dated August 17, 2012, together with up to an additional CAD$13,500,000 principal amount convertible senior unsecured debentures to be issued by the Borrower on the same terms to cover over-allotments, if any, in connection therewith.”

(e)                                  Section 8.2(e) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(e)                            Distributions.  The Borrower shall not make any Distributions (i) other than regularly scheduled interest payments in respect of the Subordinated Debentures, provided always that no Default or Event of Default shall have occurred and that the making of any such regularly scheduled interest payments in respect of the Subordinated Debentures would not cause or result in and could not reasonably be expected to cause or result in the occurrence of a Default or an Event of Default, (ii) except as permitted in Section (i) above, at any time before the occurrence of a Default or an Event of Default without the prior written approval of the Agent, with the consent of the Majority Lenders, which approval shall not be unreasonably withheld; or (iii) at any time after the occurrence of a Default or an Event of Default.”

ARTICLE 4
EQUITY OFFERING COVENANT

4.1                                                                               Acknowledgement of Satisfaction of Equity Offering Covenant

The Lender hereby acknowledges and agrees that upon the closing and issuance of the Subordinated Debentures and the payment therefor by the subscribers thereto, the Borrower shall be deemed to have satisfied the equity offering covenant contained in Section 8.1(w) of the Credit Agreement.

ARTICLE 5
FENN-GIB AND THORNE PROPERTY SECURITY

5.1                                                                               Covenant to Provide Security and Title Opinion

Section 8.1(bb) of the Credit Agreement is hereby amended by deleting reference to “September 1, 2012” and replacing it with “September 15, 2012”.

ARTICLE 6
PRIORITY RANKING

6.1                                                                               Priority Ranking

(a)                                 Section 7.1(aa) of the Credit Agreement is hereby amended by deleting that Section in its entirety and replacing it with the following:

“Priority Ranking.  The payment obligations of the Borrower under the Credit Facilities rank in priority to the Subordinated Debentures and all of the Borrower’s unsubordinated Indebtedness other than any such Indebtedness which is preferred by mandatory provisions of Applicable Law or outstanding under the Senior Credit Facilities.”

(b)                                 Section 8.1(u) of the Credit Agreement is hereby amended by deleting that Section in its entirety and replacing it with the following:

“Priority Ranking.  The Borrower shall cause its payment obligations under the Credit Facilities to rank at all times in priority to the Subordinated Debentures and all of the Borrower’s unsubordinated Indebtedness other than any such Indebtedness which is preferred by mandatory provisions of Applicable Law and Indebtedness under the Senior Credit Facilities.”

ARTICLE 7
MISCELLANEOUS

7.1                                                                               General Rule

Subject to the terms and conditions herein contained, the Facility Agreements are hereby amended to the extent necessary to give effect to the provisions of this Agreement and to incorporate the provisions of this Agreement into the Facility Agreements.

7.2                                                                               Future References to the Credit Agreement

On and after the date of this Agreement, (i) each reference in the Facility Agreements to “this Agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, and (ii) each reference in the other Credit Documents to the Credit Agreement, shall mean and be a reference to the Facility Agreements as amended hereby.  The Facility Agreements, as amended hereby, are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed.

7.3                                                                               Enurement

This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

7.4                                                                               Conflict

If any provision of this Agreement is inconsistent or conflicts with any provision of the Facility Agreements, the relevant provision of this Agreement shall prevail and be paramount.

7.5                                                                               Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

7.6                                                                               Entire Agreement

This Agreement amends and modifies the Facility Agreements and together with them and the agreements referred to therein and delivered pursuant thereto, constitute the entire agreement between the parties hereto and supersedes any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

7.7                                                                               Amendments

This Agreement may only be amended or modified by further written instrument, executed and delivered by each of the parties hereto.

[The remainder of this page is intentionally left blank.  Signature pages follow]

IN WITNESS WHEREOF the parties hereto have executed and delivered this Agreement on the date first written above.

LAKE SHORE GOLD CORP.

By:	“Anthony Makuch”
Authorized Signatory

By:	“Mario Stifano”
Authorized Signatory

SPROTT RESOURCE LENDING PARTNERSHIP, by its managing partner Sprott Lending Consulting Limited Partnership, by its general partner Sprott Lending Consulting GP Inc., as Agent

By:	“Jim Grosdanis”
Authorized Signatory

By:	“Peter Grosskopf”
Authorized Signatory

SPROTT RESOURCE LENDING PARTNERSHIP, by its managing partner Sprott Lending Consulting Limited Partnership, by its general partner Sprott Lending Consulting GP Inc., as Lender

By:	“Jim Grosdanis”
Authorized Signatory

By:	“Peter Grosskopf”
Authorized Signatory

SAMGENPAR LTD., as Lender

By:	“Steven Rostowsky”
Authorized Signatory

EXPLORATION CAPITAL PARTNERS 2000 LIMITED PARTNERSHIP, by its general partner, Resource Capital Investment Corporation, as Lender

By:	“Gretchen Carter”
Authorized Signatory

DUNDEE CORPORATION, as Lender

By:	“Lucie Presot”
Authorized Signatory

By:	“Lili Mance”
Authorized Signatory

SIGNED AND DELIVERED in the presence of: )
)
)
(Signature))	“A. Murray Sinclair”
)	A. MURRAY SINCLAIR
)
(Print Name))
)
)
(Address))
)
)
(Occupation))
)

CIDEL TRUST COMPANY, in trust for RRSP #135300 (Stewart Robertson), as Lender

By:	“Mohammed Pate”
Authorized Signatory

By:	“Bradley Gibbert”
Authorized Signatory